EXHIBIT 99.1

Endeavour Silver Provides 2019 Production and Cost Guidance, Production Forecast 4.4-5.2 Million oz Silver and 46,200-52,200 oz Gold, for 8.1-9.4 Million oz Silver Equivalent

VANCOUVER, British Columbia, Jan. 24, 2019 (GLOBE NEWSWIRE) -- Endeavour Silver Corp. (TSX: EDR, NYSE: EXK) released today the 2019 production and cost guidance for its four silver-gold mines in Mexico, the Guanacevi mine in Durango state, the Bolanitos and El Cubo mines in Guanajuato state and the El Compas mine now being commissioned in Zacatecas state.  The Company also provided its 2019 capital and exploration budgets for the four mines and several exploration and development projects.

2019 Production and Cost Guidance Highlights

In 2019, consolidated silver and gold production is estimated to be about 10% lower than 2018.  Silver production is expected to range from 4.4 to 5.2 million ounces (oz) and gold production is anticipated be in the 46,200-52,200 oz range. Silver equivalent production should approximate 8.1-9.4 million oz using a 80:1 silver:gold ratio.  Endeavour estimates its consolidated cash cost will be slightly higher year-on-year at $8.50-9.50 per oz silver and the all-in sustaining cost (AISC) will be equal to or slightly lower than 2018 at $15-16 per oz silver, both net of the gold byproduct credit.

Mine	Ag (M oz)	Au (K oz)	Ag Eq (M oz)	Tonnes/Day (tpd)
Guanacevi	2.5-2.9	6.2-6.8	3.0-3.4	1,000-1,200
Bolanitos	0.8-1.0	19.5-21.5	2.4-2.7	1,000-1,250
El Cubo	1.0-1.2	11.5-12.9	1.9-2.3	700-750
El Compas	0.1-0.1	9.0-11.0	0.8-1.0	200-275
Total	4.4-5.2	46.2-52.2	8.1-9.4	2,900-2,475
(1) El Compas is scheduled to achieve commercial production in Q1, 2019 (2) 2019 silver equivalent production is calculated using a 80:1 silver:gold ratio

Cash costs are expected to increase slightly in 2019 compared to 2018, primarily at El Cubo, whereas reduced capital expenditures in 2019 should result in lower all-in sustaining costs year-on-year, based on lower 2019 precious metal production and using lower estimated metal prices of $15.50 per oz silver and $1,240 per oz gold. The 2019 sustaining capital budget is lower than 2018 due to lower sustaining capital expenditures at El Cubo.  The 2019 exploration budget for the operating mines is also lower as the focus shifts towards growth projects such as Parral.

Bradford Cooke, Endeavour CEO, commented, “We expect to improve our operating performance this year, especially at Guanacevi where the development of two new high-grade orebodies should facilitate higher production and lower costs, and at El Compas, which should achieve commercial production this quarter.  However, El Cubo production will scale back to about half that of 2018, in order to give our exploration group more time to explore for new resources.

“We expect Guanacevi to return to full plant capacity in H2, 2019, we have a substantial ore stockpile now at El Compas to fill that plant to capacity, and we are pursuing opportunities to fill the El Cubo plant with new sources of ore in 2019.  Meanwhile, we await the final permit, debt financing and board decision so we can commence development of our Terronera project, which has the potential to become our largest and lowest cost mine.”

Operating Mines

At Guanaceví, the mine continued to face operational challenges in 2018. The remaining reserves at the two operating mines, Porvenir Norte and Santa Cruz, are now deeper, narrower, lower grade and higher cost than prior years. In 2018, Endeavour completed the permitting and initial development of two new shallower, wider, higher grade, lower cost orebodies, Milache and Santa Cruz Sur (SCS).  By year-end, three mine levels were being developed in mineralization at Milache, with development ore being trucked to the plant.  A new mine access ramp was collared at SCS in late 2018 to facilitate development of the orebody in 2019.  The Milache and SCS production rates are expected to climb each quarter to their respective 300-400 tpd capacities by mid-year, first to fill the plant to its 1200 tpd capacity and then to steadily displace the higher cost production at Porvenir Norte and Santa Cruz.

At Bolañitos, mine production and plant throughput are forecast slightly below 1,200 tpd, similar to the two previous years with production coming from six working areas, with the bulk of production coming from the LL-Asunción and Plateros vein orebodies. Ore grades are expected to be slightly lower than 2018, offset by improved recoveries.

At El Cubo, exploration in 2018 did not replace the depleted reserves, so the Company plans to reduce the production rate in 2019 to approximately half its 1,500 tonne per day capacity.  The lower production rate will result in higher operating costs.  Accordingly, the Company has initiated layoffs to reflect the lower production rate in 2019.  The mine will continue to run at three shifts per day but the plant will move to one shift per day. Some idled mining equipment at El Cubo was transferred to the El Compas mine in Zacatecas to facilitate their mine plan in 2019. Grades are expected to be 10% lower than 2018, while recoveries are expected to remain consistent with 2018.

At El Compas, the ball mill pinion failed in late December, which brought plant operations to a halt. However, mining operations continued and the ore stockpile now exceeds 19,000 tonnes.  Management expects to recommence plant operations after the new pinion is installed, process the stockpile and declare commercial production during the current quarter.

Operating Costs

Cash costs, net of gold by-product credits, are expected to be $8.50-$9.50 per oz of silver produced in 2019. Consolidated cash costs on a co-product basis are anticipated to be $11.50-$12.50 per oz silver and $900-$1,000 per oz gold.

All-in sustaining costs, net of gold by-product credits, in accordance with the World Gold Council standard, are estimated to be $15.00-$16.00 per oz of silver produced. When non-cash items such as stock-based compensation are excluded, AISC are forecast to be in the $14.50-$15.50 range.

Direct operating costs are estimated to be in the range of $85-$90 per tonne.

Management has assumed a $15.50 per oz silver price, $1,240 per oz gold price, and 20:1 Mexican peso per US dollar exchange rate for its 2019 cost forecasts.

Capital Budget

In 2019, Endeavour plans to invest $20.6 million on capital projects primarily on sustaining capital at the four operating mines, and $1.8 million in growth capital to maintain the exploration concessions and cover corporate infrastructure.  At current metal prices, the sustaining capital investments will be covered by operating cash flow and current cash.

At Guanacevi, a capital budget of $10.6 million is planned for 2019, to primarily advance 7.0 kilometres (km) of mine access at the North Porvenir, Santa Cruz, Milache and SCS mines.

At Bolañitos, a capital budget of $4.2 million is planned for 2019, including $3.4 million on mine development to access reserves and resources in six working veins. An additional $0.8 million will be invested to support site infrastructure, raise the tailings dam, and fund office equipment and building improvements.

At El Compas, a capital budget of $4.0 million is planned for 2019, including $2.7 million on mine development to further advance the Compas vein and access the Orito vein. An additional $1.3 million is planned for supporting site infrastructure, including plant and mine improvements.

At El Cubo, no capital budget was allocated as all underground development is now included in the operating expenditures until further reserves are defined.

The Company is still awaiting receipt of the final dumps and tailings permit needed to advance the Terronera project to a development decision.  Upon receipt of these final permits, and assuming a positive board production decision and appropriate debt financing, management will release the anticipated 2019 growth capital budget for Terronera.

Mine	Mine Development	Other Capital	Sustaining Capital	Growth Capital	Total Capital
Guanaceví	$9.7 million	$0.9 million	$10.6 million	-	$10.6 million
Bolañitos	$3.4 million	$0.8 million	$ 4.2 million	-	$ 4.2 million
El Cubo	-	-	-	-	-
El Compas	$2.7 million	$1.3 million	$ 4.0 million	-	$ 4.0 million
Corporate	-	-	-	$1.8 million	$ 1.8 million
Total	$15.8 million	$3.0 million	$18.8 million	$1.8 million	$20.6 million

Exploration Budget

In 2019, the Company plans to drill 30,000 metres and spend $9.8 million on brownfields and greenfields exploration and development engineering across its portfolio of properties. At the four existing mines, 18,500 metres of core drilling are planned at a cost of $3.1 million. For the exploration and development projects, expenditures of $5.7 million are planned to fund 11,500 metres of core drilling and advance engineering studies at Terronera and Parral, for which the Company recently published updated NI 43-101 resource estimates, and drilling of three new projects in Chile. Another $1 million will be allocated to projects on an as needed basis during the year.

Project	2019 Activity	Drill Metres	Expenditures (millions)
Guanaceví	Drilling	6,000	$1.2
Bolanitos	Drilling	5,000	$0.8
El Cubo	Drilling	2,000	$0.3
El Compas	Drilling	5,500	$0.8
Terronera	Optimization/Mapping/Sampling	-	$0.8
Parral	Drilling/PEA/Permitting	6,000	$2.3
Guadalupe y Calvo	Mapping/Sampling	-	$0.1
Chile	Exploration/Drilling	5,500	$2.5
Unallocated			$1.0
Total		30,000	$9.8

In summary, 2019 is shaping up to be a transformational year for Endeavour, as the focus shifts from turning around old mines to building new mines and reloading the exploration and development pipeline.

Growth Outlook Webinar

Next week, Endeavour’s CEO, Bradford Cooke and Vice President of Exploration, Luis Castro will host a live, two-hour, audio and powerpoint webcast on Endeavour’s Growth Outlook, with presentations on each of the Company’s exploration and development projects followed by Question and Answer periods on Thursday, January 31, 2019 starting at 10am PT (1:00pm ET). This webinar will also provide detailed disclosure on a new Chilean exploration portfolio.

Participants can join the live webcast at http://www.edrsilver.com/2019explorationstrategywebcast.  The PowerPoint presentation will also be available on the homepage of the Company’s website and under the Investor Relations, Events section. Participants can also listen to the audio by dialing the numbers below. No pass-code is necessary.

Toll-free in Canada and the US: 1-800-319-4610
Local Vancouver: 604-638-5340
Outside of Canada and the US: + 604-638-5340

The webcast will be archived and made available for replay the Company's website at www.edrsilver.com under the Investor Relations, Events section.

About Endeavour – Endeavour Silver Corp. is a mid-tier precious metals mining company that owns and operates three high-grade, underground, silver-gold mines in Mexico. Endeavour is currently commissioning its fourth mine at El Compas, advancing a possible fifth mine at the Terronera mine project and exploring its portfolio of exploration and development projects in Mexico and Chile to facilitate its goal to become a premier senior silver producer.  Our philosophy of corporate social integrity creates value for all stakeholders.

SOURCE Endeavour Silver Corp.

Contact Information
Galina Meleger, Director Investor Relations
Toll free: (877) 685-9775
Tel: (604) 640-4804
Fax: (604) 685-9744
Email:  gmeleger@edrsilver.com
Website: www.edrsilver.com

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Cautionary Note Regarding Forward-Looking Statements

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward‑looking statements and information herein include but are not limited to statements regarding Endeavour’s anticipated performance in 2019, including production forecasts, cost estimates and metal price estimates, and the timing and results of mine expansion and development and receipt of various permits. The Company does not intend to and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law.

Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Endeavour and its operations to be materially different from those expressed or implied by such statements. Such factors include, among others, changes in national and local governments, legislation, taxation, controls, regulations and political or economic developments in Canada and Mexico; operating or technical difficulties in mineral exploration, development and mining activities; risks and hazards of mineral exploration, development and mining; metal prices; the speculative nature of mineral exploration and development, risks in obtaining necessary licenses and permits, and challenges to the Company’s title to properties; as well as those factors described in the section “risk factors” contained in the Company’s most recent form 40F/Annual Information Form filed with the S.E.C. and Canadian securities regulatory authorities.

Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Company’s mining operations, no material adverse change in the market price of commodities, mining operations will operate and the mining products will be completed in accordance with management’s expectations and achieve their stated production outcomes, resource and reserve estimates, metal prices, and such other assumptions and factors as set out herein. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. Accordingly, readers should not place undue reliance on forward-looking statements or information.